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Part II Item 5(a)

Aqua provides buyside subscribers with Aqua's desktop software ("the Aqua Desktop Application") for: (i) receiving Aqua Notices ("Notices"); (ii) submitting orders to the Aqua ATS that respond to Aqua Notices; and (iii) submitting orders that provide liquidity to other Aqua subscribers (via TACT and AutoMatch, which are features of the Aqua Desktop Application). TACT submits liquidity priced at an offset to the NBBO. AutoMatch submits liquidity priced at the midpoint. Both TACT and AutoMatch features are described in more detail in Part III, Item 9 (Conditional Orders and Indications of Interest). TACT and AutoMatch are also referenced in Part III, Item 5 (Means of Entry), Item 7 (Order Types and Attributes) and Item 11 (Trading Services, Facilities and Rules).

Only buyside and Outsourced Buyside Desk subscribers may use the Aqua Desktop Application and they must complete a click-through agreement prior to installing and using the software. The term "Outsourced Buyside Desk" or "OBD" is defined in Part III, Item 1 (Types of ATS Subscribers). Outsourced Buyside Desk subscribers are also referenced in Part II, Item 5 (Other Products and Services) and Part III, Item 13 (Segmentation Notice). There is no charge to use Aqua's desktop software. Subscribers are charged commissions on the trades they execute.

Aqua also offers buyside and Outsourced Buyside Desk subscribers with a clean-up ~~n algorithmic~~ order feature ~~called Price Discovery Solutions ("PDS") that submits orders on their behalf to the Aqua ATS~~where Aqua is the Broker of Record ("BOR"). ~~PDS is a suite of algorithmic strategies that clients access from their OMS or EMS application, not through Aqua's desktop software. PDS orders are not submitted directly to Aqua but are instead routed to a third-party broker to seek dark liquidity across a range of venues, including Aqua. PDS algorithms place conditional block orders in Aqua that make use of Aquas ability to price liquidity outside the NBBO. No additional agreements are required to use PDS.~~ Clean-up orders allow subscribers to route an order through a third-party broker's Smart Order Router ("SOR") via the user interface of the Aqua Desktop Application to displayed and non-displayed venues to fill leftover shares on a ticket that was opened for a block execution in Aqua.

Both the Aqua software and ~~PDS~~ the clean-up order are described in greater detail in Part III, Item 5 (Means of Entry). ~~PDS~~ The clean-up order is also referenced in Part II, Item 6 (Activities of Service Providers) and Part III, Item 9 (Conditional Orders and Indications of Interest).

Part II, Item 5(b)

By definition the terms and conditions of the services and products offered are not the same for the Broker-Dealer Operator as for all subscribers, because Aqua personnel do not enter orders into the ATS. For example, if Aqua incurred an error, Aqua employees would not be permitted to submit an order into the ATS to trade out of the error position.

The terms and conditions of services and products required to be identified in Part II, Item 5(a) are the same for all subscribers of the same classification. Only buyside and Outsourced Buyside Desk subscribers are permitted to use: (i) clean-up orders~~PDS~~ and; (ii) the Aqua Desktop Application.

Part II, Item 6(a)

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CF&Co., an Aqua affiliate and SEC- and FINRA-registered broker-dealer, acts as a clearing broker on trades executed in Aqua when Aqua acts as Broker of Record ("BOR") and provides other clearing and settlement services, giving middle and back office employees of CF&Co. access to confidential post-trade information. These CF&Co. employees also provide similar services to CF&Co., other affiliated and unaffiliated clearing customers.

BGC Partners, L.P., a minority investor in Aqua, provides technology infrastructure and analytic services for Aqua. Authorized BGC technology personnel who provide analytic services to Aqua will receive historical (T+5 or older) Notice information. These personnel will receive anonymized information regarding the Aqua subscribers receiving the Notices and are only permitted to use the data to assist Aqua with transaction and signaling cost analysis.

Aqua's Chief Compliance Officer and Chief Risk Officer, along with subordinate compliance and risk personnel, are dually-registered with both Aqua and CF&Co. and provide similar services to CF&Co. and other Aqua affiliates. Risk personnel have access to summary post-trade information including gross and net amounts traded. Risk personnel can request access to historical trade information in order to perform reviews.

Neither employees of CF&Co. nor employees dually-registered with Aqua and CF&Co. have access to information about unexecuted orders or any other confidential pre-trade information.

Compliance personnel have no direct access to confidential information in the regular course of their responsibilities but have authority to inspect any aspect of Aqua's operations, which can include confidential trade information.   This information is used by Compliance personnel in performing their duties, which may include assisting with regulatory exams and inquiry responses, surveillance and regulatory reporting (e.g., OATS, CAT and Electronic Blue Sheets).

Part II, Item 6(b)

Please refer to Part III, Item 2 (Eligibility for ATS Services), Item 5 (Means of Entry), Item 11 (Trading Services, Facilities and Rules), Item 20 (Suspension of Trading), Item 21 (Trade Reporting), Item 22 (Clearance and Settlement) and Item 23 (Market Data) with respect to the parts of the ATS that the providers service.

Pursuant to a shared services agreement, another Aqua affiliate, Cantor Fitzgerald Securities ("CFS"), supports the operation of Aqua by screening potential subscribers (Part III, Item 2(b)), providing facilities and performing legal, compliance, human resources and other administrative functions.

CFS maintains an arrangement with n-Tier Financial Services, a third-party technology vendor, to assist with Electronic Blue Sheet (EBS) reporting. In Cantor's capacity as ~~one of~~ Aqua's clearing firm~~s~~ (Part III, Item 22), it is required to include EBS submissions that include activity from Aqua. In order to assist with Cantor's EBS reporting, n-Tier has access to certain post trade information from Aqua on a delayed basis (T+1 or greater).

Aqua Securities operates middle office applications ("Middle Office") responsible for communications regarding how trades are reported, allocated, cleared and settled. Middle Office receives allocation information from clients via the OASYS system provided by DTCC and

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books trades to the appropriate entity via FIS Data Systems Inc., Phase 3, a third-party securities processing software. Middle Office reports appropriate trades to the FINRA/Nasdaq Trade Reporting Facility ("TRF") and fulfills other regulatory obligations, such as OATS reporting. Middle Office also facilitates SEC 605/606 reporting through a third-party vendor, IHS Markit, VistaOneSolutions.

A tThird-party broker-dealers provides ~~algorithmic~~ SOR services for Aqua's ~~Price Discovery Solutions ("PDS")~~clean-up orders, as described in Part II, Item 5(a). ~~PDS Cleanup orders also involve the use of middleware provided by Raptor Trading Systems, an unaffiliated third-party technology vendor that manages the routing of orders to the unaffiliated third-party broker-dealer.~~ Refer to Part III, Item 5(c) for additional details on ~~PDS~~clean-up orders.

BGC Partners, L.P., a minority investor in Aqua Securities, provides technology infrastructure and analytic services for Aqua. Specifically, BGC Partners, L.P. provides information security services, business continuity planning (Part III, Item 20(a)) and manages and maintains the data center facility where Aqua hardware, software, and networking equipment are located.

Aqua Securities personnel are solely responsible for writing and maintaining all of the software code that comprises the ATS and associated systems.

Bloomberg provides market data feeds. Refer to Part III, Item 23 for additional information.

Goldman Sachs & Co. LLC (GSCO), an SEC-registered broker dealer and FINRA member firm is an identified liquidity provider ("ILP") in Aqua and for subscribers who are also clients of GSCO (i.e., designated clients), the firm acts as the Broker of Record ("BOR"). For its designated clients, as the BOR, GSCO is responsible for Know Your Customer ("KYC") and risk checks, provides clearing and settlement services, and charging applicable commissions for shares executed in Aqua. ~~Goldman Sachs & Co. LLC, an SEC- registered broker-dealer and FINRA member firm, provides fully disclosed clearing and settlement services to Aqua, pursuant to a clearing agreement. The agreement contains provisions for keeping subscriber information confidential as it relates specifically to Goldman's function as a clearing broker. Refer to Part III, Item 22 for additional information.~~

Part II, Item 6(c)

The third-party broker-dealers that provides ~~algorithmic~~ SOR services on clean-up ~~PDS~~ orders, ~~Jefferies LLC and~~ Clearpool Execution Services, LLC, ~~are~~is also an anonymous -liquidity providers ("ALPs") in the Aqua ATS, submitting orders via FIX.

Goldman Sachs & Co. LLC, which provides clearing and settlement services to its designated clients for executions in Aqua, is also a subscriber to Aqua ATS. ~~Goldman Sachs & Co. LLC~~GSCO is a liquidity provider in ~~the~~ Aqua ATS, submitting orders via FIX, as an ALP and an identified liquidity provider ("ILP"). Refer to the following sections for additional detail on the ILP and ALP: Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; Part III, Item 12, Liquidity Providers; and Part III, Item 14, Counter-Party Selection.

Part II, Item 7(a)

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i. Aqua's written procedures require physical and technological security and procedural controls to limit and monitor access. Aqua's offices are physically separated from its Broker Dealer affiliates. Only Aqua employees with keycard access are granted unchaperoned access to Aqua's offices, which are located in a building one mile distant from CF&Co.'s New York offices. Aqua's written supervisory procedures stipulate that access to information is granted on a limited, need-to-know basis only to authorized personnel, i.e., an employee who has access to information only as required to perform his/her specific duties at Aqua. Employees are only provided with access to the network and network resources that they have been specifically authorized to use. Aqua maintains a written System Access procedure for granting and terminating user access and monitors access for adherence to the procedures.

Neither employees of CF&Co. nor employees dually-registered with Aqua and CF&Co. have access to information about unexecuted orders or any other confidential pre-trade information.

BGC Partners, L.P., a minority investor in Aqua Securities, provides technology infrastructure and analytic services for Aqua. Authorized BGC technology personnel who provide analytic services to Aqua will receive historical (T+5 or older) Notice information. These authorized BGC personnel will receive anonymized information regarding the Aqua subscribers receiving the Notices and are only permitted to use this anonymized Notice data to assist Aqua with transaction and signaling cost analysis. Prior to obtaining access, the authorized personnel must certify in the form of a written acknowledgement that they have read and understand the requirements related to protection of the information they receive from Aqua. These requirements include safeguarding and controlling access to Aqua's confidential information, adherence to the "need to know" principal with respect to the information; following the appropriate physical and electronic information barriers; and notifying Aqua's CEO and CCO immediately if there are potential or actual breaches to the agreement. In addition, the personnel are prohibited from: (i) sharing the information they receive from Aqua with unauthorized personnel; and (ii) placing trades in personal trading accounts based on the information.

~~Goldman Sachs & Co. LLC, an SEC registered broker-dealer and FINRA member firm, provides fully disclosed clearing and settlement services to Aqua pursuant to a clearing agreement. Pursuant to the terms of this agreement, Goldman agreed not to disclose or utilize any confidential information (non-public information acquired in its capacity as clearing broker) of Aqua and its customers. Information Aqua provides to Goldman pursuant to its clearing arrangement is used for the limited purposes of Goldman's function as a clearing broker, including associated compliance, legal, risk, operations and regulatory purposes.~~

CFS maintains an arrangement with n-Tier Financial Services, a third-party technology vendor, to assist with Electronic Blue Sheet (EBS) reporting. Pursuant to the terms of its agreement with CFS, n-Tier and its representatives preserve as confidential information and records of or relating to CFS and its affiliates, including Aqua. The vendor has further agreed that information CFS provides to it in connection with its services (i.e., Blue Sheet reporting) are to be used only for that limited purpose.

Refer to Part II, Item 6 for additional details on third-party service provider access to information.

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Aqua does not "scrape" a subscriber's OMS/EMS in the sense that scraping involves centralizing detailed OMS/EMS order information within an ATS. In Aqua, OMS/EMS order information is not reported back to a central Aqua server for comparison with other orders, or otherwise made available outside of the liquidity-taker's environment. Instead of centralizing private trading interest for comparison with orders, Aqua de-centralizes orders for comparison with private trading interest safely behind the liquidity taker's firewall or within a datacenter of the liquidity taker's choice. By not making this information available to Aqua or affiliate personnel, Aqua provides a high degree of client information security.

The Firm's Cybersecurity Policies cover acceptable use standards, information security and incident response. Each employee must complete annual Cybersecurity training. Employees are instructed to escalate any issues to Compliance and the Information Security Department as necessary, pursuant to the policy.

All employees are required to acknowledge that they have read, understand and agree to comply with Aqua's policies and procedures, including policies and procedures regarding the confidential treatment of information, insider trading and other key topics. Employees must certify annually their compliance with these policies.

Employees of the ATS that trade for personal trading accounts must request and obtain prior approval from a supervisor or the Aqua CEO (or designee) for any securities trades covered by the policy. In the event of a potential conflict of interest, the supervisor escalates to Compliance for further review or denies the trade request. Additionally, before submitting requests for trading in personal accounts, employees must first attest that they do not have any material non-public information about the referenced company and confirm that they do not believe the trade represents a conflict with client orders or business. Positions in personal accounts must be held for a minimum holding period.

ii. The Firm's Compliance Department receives electronic brokerage feeds, trade confirmations and monthly statements to conduct reviews of employee transactions. Any potential issues identified are escalated to the employee's supervisor and may result in disciplinary action.

Part III, Item 5(c)

Liquidity takers use a different means to enter orders than liquidity providers. Liquidity takers first enter their private trading interest into an OMS or EMS, not into Aqua. They permit Aqua to access some or all of their private trading interest, either on a continuous basis or only when deliberately invoked by the liquidity taker.

Where marketable contra private trading interest is identified, Aqua generates a popup notice on the liquidity taker's desktop. A liquidity taker clicks on the Aqua Notice to submit a matching contra order.

Multiple liquidity takers with private trading interest on the same side in the same security will receive Aqua Notices at the same time, although these Notices may display different information, depending on the quantities or prices of the liquidity takers' respective private trading interests. Multiple liquidity takers clicking to trade with the same underlying liquidity are handled on a first-come, first-served basis.

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Liquidity takers may elect to see only Notices that are priced at the midpoint.

Liquidity takers may also use the Aqua Desktop Application to provide liquidity to other subscribers using AutoMatch or TACT. AutoMatch submits liquidity priced at the midpoint that is not visible to any subscriber. TACT submits liquidity priced at an offset to the NBBO that is visible only to other liquidity takers with contra private trading interest.

Buyside and Outsourced Buyside Desk subscribers can send through the Aqua Desktop Application clean-up orders to algorithmic orders to Aqua using Price Discovery Solutions ("PDS")complete leftover shares on the orderotver. These clean-up orders are executed using a third party broker's Smart Order RouterSOR algorithm which employs a routing tactic that seeks to maximize liquidity capture by fully committing orders utilizingsweeping displayed and non-displayed midpoint and far-touch liquidity in dark and lit venues. Subscribers enter PDS orders from their OMS or EMS, not from the Aqua desktop software. PDS orders mitigate opportunity cost by providing subscribers the ability to execute transactions away from Aqua while seeking an execution in Aqua. PDS orders are priced in Aqua at offsets inferior to the NBBO. PDS orders are routed to other market centers using algorithms provided by unaffiliated third-party broker-dealers.

Part III, Item 5(d)

By definition the terms and conditions identified in 5(c) are not the same for the Broker-Dealer Operator as for all subscribers, because Aqua does not enter orders into the ATS for its own account. The terms and conditions identified in 5(c) are the same for all liquidity takers, except that PDSthe clean-up order is only offered to buyside and Outsourced Buyside Desk subscribers, whether or not they are liquidity takers.

Part III, Item 7(a)(ii)

There are no price conditions that affect the rank and price at which an order can be executed.

FIX liquidity providers may elect to submit orders that do not generate Notices.

Alternatively, liquidity providers may elect to submit orders that only match against orders submitted by buyside subscribers. In this case, an order submitted by a broker-dealer may be excluded from potential matching in favor of a later-arriving order submitted by a buyside subscriber. In such cases, the broker-dealer order maintains its time priority for execution against any contra matching orders not so restricted.

Orders that are firm are executable without condition. Conditional orders are executable only upon firm-up.

By definition there are no conditions on the routability of orders since Aqua does no outbound routing, except to: satisfy the Reg NMS obligation to route to Market Centers with better-priced quotations when printing a block trade priced outside the NBBO; or fill leftover shares where the Buyside or Outsourced Buyside Desk subscriber enters a clean-up order which uses a third-party broker's SOR to access external displayed and non-displayed venues.

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Part III, Item 7(a)(v)

~~The only scenario~~Aqua routes externally to another Trading Center in two scenarios. First, ~~in which~~ Aqua routes externally to another Trading Center ~~is~~ in connection with its obligations to comply with the trade through provisions of Regulation NMS.

Aqua supports primary peg orders that can be matched at an offset to the NBBO. Upon matching of two orders at a price outside the NBBO, Aqua submits an order to NASDAQ's routing broker on behalf of the liquidity taker to cause intermarket sweep orders (ISOs) to be routed in compliance with Rule 611(b)(6) to execute against all protected, better-priced quotations in the market. The fills of these ISOs are passed on to the liquidity taker. ~~This is the only instance in which Aqua routes orders to another Trading Center.~~

Second, where prompted via the Aqua Desktop Application by the Buyside or Outsourced Buyside Desk subscriber, Aqua will route a clean-up order to a third party broker's ~~Smart Order Router ("SOR")algorithm~~SOR for execution in external Trading Centers to fill leftover shares. The ~~SOR~~algorithm is offered by Clearpool Execution Services, LLC and ~~it employs an aggressive liquidity seeking strategy, looking to fill the leftover shares at midpoint or far-touch in dark and lit venues~~the liquidity seeking tactic the SOR employs seeks to maximize liquidity capture by accessing displayed and non-displayed venues while balancing speed of execution and/or price improvement~~-~~.

Part III, Item 8(e)

While the Aqua ATS does not accept mixed lot orders, Aqua may receive fills on intermarket sweep orders in mixed lot quantities; Aqua will also accept odd lots for clean-up orders. This may result in the parties to the trade in Aqua receiving executions from the ATS in mixed lot amounts.

Part III, Item 9(a)

Aqua does not send outbound IOIs, actionable IOIs, or conditional orders; however, Aqua receives conditional orders from liquidity providers via FIX and from liquidity takers using the Aqua desktop software (via AutoMatch or TACT, which are features of the Aqua Desktop Application).

Conditional orders contain all material terms of an order, but are not firm.

Conditional orders are intended to foster liquidity provisioning by allowing liquidity providers to enter the full size of their trading interest while they also seek to trade on other venues—with protection against the risk of executing shares in excess of the liquidity provider's or its client's intention in the event of race conditions. ~~. Aqua's PDS algo offering is an example of this – the client's "parent" algo order is pieced into "child" orders that are worked in several dark pools simultaneously, including Aqua.~~ The use of a conditional order in Aqua instead of a firm order allows all this to happen simultaneously without risk of a race condition that could lead to execution of a quantity greater than the client's order size. ~~PDS is described in greater detail in Part III, Item 5 (Means of Entry).~~ Race conditions arise in the event of a near-simultaneous

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cancellation of an order by a liquidity provider's client, or near-simultaneous execution of a portion of the order in another venue.

Conditional orders provide this protection by introducing a "firm-up" step into the sequence of messages that lead to a trade. Conditional orders are expected to be "firmed-up" on request from Aqua, except in race conditions where the interest represented by the conditional order was either executed away or cancelled by the liquidity provider's client. Aqua transmits firm-up requests electronically via FIX and they include symbol, size, side, price and minimum quantity (if applicable).

When a liquidity taker clicks "Buy" or "Sell," Aqua reserves shares in the liquidity taker's OMS or EMS and then submits a firm contra order into Aqua's ATS, which in turn sends a request to the liquidity provider to confirm the executable quantity of shares. Aqua requires that liquidity providers that submit conditional orders must be able to respond electronically to such "firm-up" requests within 250 milliseconds, or the liquidity taker's order will be cancelled. Aqua expects liquidity providers to "firm-up" and execute the entire order, or a portion of the order, except in cases of race conditions.

Aqua may partially exclude liquidity providers that do not consistently firm up their conditional orders upon request. Aqua reviews this behavior in response to feedback from liquidity takers and other liquidity providers. The remedy is to restrict liquidity providers that do not consistently firm up their conditional orders to only be permitted to submit firm orders.

AutoMatch Conditional Orders

AutoMatch is a feature that is available to all users of the Aqua Desktop Application. The purpose of AutoMatch is to allow a liquidity taker to execute automatically against midpoint liquidity without having to respond to a Notice. AutoMatch orders are conditional orders, priced at the midpoint that do not generate Aqua Notices. AutoMatch orders can execute against (i) other midpoint conditional orders submitted by buyside subscribers using AutoMatch or (ii) FIX liquidity provider orders that are book-only and do not generate Notices. As conditional orders, AutoMatch orders do not tie up shares in the client's OMS except for brief periods, reserving those shares when a trade opportunity is available in the system and either executing in full, partially executing and returning the balance, or returning all of the shares to the OMS.

AutoMatch orders are completely dark orders. Neither liquidity providers nor other liquidity takers ever have any visibility into AutoMatch orders.

TACT Conditional Orders

TACT is a feature available to all subscribers that enables subscribers to submit conditional orders to the Aqua system that are priced at an offset determined by a potential counterparty's available size. TACT prices liquidity at a range of prices and potential quantities. FIX liquidity providers may incorporate TACT functionality by sending FIX conditional orders with a TACT indicator. Users of the Aqua Desktop Application may use TACT functionality to select which orders to include for liquidity provisioning, price them, and release them to Aqua.

For each order a trader includes, TACT stages multiple conditional pegged orders of varying quantities with corresponding price offsets. All TACT orders are pegged at the NBBO or at an offset to the NBBO. An offset for the entire order is generated using a formula that incorporates

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the size of the subscriber's order and various characteristics of the stock in question *(e.g.,* volatility and average daily trading volume), as well as a "pricing factor" provided by the subscriber. The pricing factor is a numerical value between zero and one, where values set closer to one result in a greater offset to the NBBO. The calculation is then rounded to the nearest penny, resulting in an offset in a permissible price increment.

TACT functionality includes maximum quantity settings to cap (i) the liquidity provider's TACT order quantity and (ii) the largest contra order that is permitted to interact with the TACT order. These settings may be configured by the subscriber using TACT.

TACT orders are protected by "anti-gaming limits" that stop a pegged TACT order from drifting with the market by more than one tick. These limits, which automatically reset to the market every three (3) minutes, are designed to prevent a counterparty from deliberately influencing the NBBO against you prior to execution.

TACT prices are also bound a "Band Width" control. This setting provides a boundary, in basis points, beyond which TACT prices will not drift. Band Width is a hard limit that does not reset. This Band Width is set to 100 basis points and can be configured by the subscriber to a limit no greater than 100 basis points.

A potential counterparty receives an Aqua Notice for at most one order for the same ticker and side.

As conditional orders, TACT orders are not committed to Aqua and do not tie up the shares available in a buyside subscriber's OMS or EMS. Potential buyside counterparties receive Aqua Notices, as with any orders submitted to Aqua. When a potential counterparty clicks to trade, shares are first reserved in the counterparty's OMS/EMS, and then shares are reserved in the TACT liquidity provider's OMS/EMS. In the case where the TACT order was submitted by a FIX liquidity provider, a firm-up message is sent to the submitting liquidity provider. A trade is executed in Aqua only after shares are successfully reserved in both buyside subscribers' respective OMS/EMS, or, in the case of a TACT order submitted by a FIX liquidity provider, a firm-up response is received from the FIX liquidity provider and shares are successfully reserved in the buyside subscriber's OMS/EMS.

Because TACT orders are priced for a range of potential counterparty sizes, counterparties have the ability to reduce the quantity of a Notice resulting from TACT, to determine if a better price is available for a smaller quantity. Alternatively, a potential counterparty can enter a better price, *i.e.,* a narrower, permissible offset to the NBBO, and determine the largest quantity currently available to trade at that better price. If the potential counterparty finds the available quantity and offset are desirable, the potential counterparty then clicks to trade.

TACT liquidity providers can choose to permit their TACT conditional orders to be negotiable. In the case of a negotiable TACT order, if a potential counterparty finds the available quantity and offset are not desirable, the potential counterparty can negotiate the trade by submitting a better price for the desired quantity. This negotiated quantity and offset causes an order to be submitted into the ATS and in turn generates a Notice on the liquidity provider's desktop, which the liquidity provider can either accept or dismiss.

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A Notice resulting from a negotiable TACT conditional order resembles any other Notice – it includes the proposed quantity, price offset and a clock that counts off fifteen seconds and then expires. The only difference from a regular Notice is the appearance of the label, "Negotiation," which implies necessarily that the counterparty is a buyside subscriber who is responding to a TACT liquidity Notice with a proposed alternative price and size. Such negotiations only permit one iteration – the recipient must either accept the proposed terms of the trade or dismiss the Notice. No further negotiation is permitted.

Part III, Item 11(c)

Subscribers are classified as liquidity takers, which are buyside subscribers and Outsourced Buyside Desks, or liquidity providers, which may be broker- dealers or buyside subscribers.

Aqua distinguishes between orders, private trading interest, and Aqua Notices:

1) "Orders," either firm or conditional, represent immediate intentions to trade that are directly submitted to Aqua for execution by liquidity providers, using the FIX protocol; or by liquidity takers using the Aqua desktop software.
2) "Private trading interest" represent future intentions to trade entered into a liquidity taker's private OMS or EMS.
3) "Aqua Notices" represent potential opportunities to trade generated by comparing orders with private trading interest, displayed on liquidity taker desktops. Liquidity takers may enter orders directly into the Aqua system by responding to Aqua Notices, or by using the AutoMatch or TACT features of the Aqua Desktop Application.

Liquidity providers use the FIX protocol to enter conditional or firm orders directly into the ATS. These orders are not displayed to other liquidity providers, and are displayed only to liquidity takers that Aqua has identified as having matching contra private trading interest.

Liquidity providers can trade against each other in Aqua. Such trades occur by coincidence, while liquidity providers are seeking to interact with liquidity takers, and without any pre-trade visibility to either party.

Liquidity providers may elect to not permit their orders to be displayed to liquidity takers. Alternatively, liquidity takers –whether brokers or buyside – may elect to not trade with orders submitted by broker-dealers.

Neither the ALP nor ILP is informed when a liquidity taker receives a Notice unless and until the liquidity provider decides to trade. The identity of an ILP is disclosed to the liquidity taker on the Notice. The identity of an ALP is not disclosed on the Notice.

Aqua matches orders at the best price available, in the order in which orders are received into the ATS. Liquidity provider orders may execute upon arrival with matching orders already resting in the Aqua ATS on a first-come, first-served basis.

Liquidity takers enter their private trading interest into an OMS or EMS, not into Aqua. Liquidity takers permit Aqua to access to some or all of their private trading interest, either on a continuous basis or only when deliberately invoked by the liquidity taker. Liquidity taker private trading interest is received into a dedicated server provided by Aqua (the "APS"),

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residing at the client's data center. Most of this information, including ticker, side, size and price, remains in the APS and does not flow back to Aqua centrally and is not accessible by Aqua employees in the regular course of their responsibilities. Only summary information (*i.e.,* the number of eligible orders grouped by market cap) is made available to Aqua centrally. This summary information does not include ticker, side, size or price. Information about liquidity provider orders not executed immediately upon arrival in the Aqua order book is encrypted and distributed to each liquidity taker APS, where it is compared against each liquidity taker's private trading interest. Where marketable contra private trading interest is identified, Aqua generates a Notice on the liquidity taker's desktop. Information flows back to Aqua centrally about this Notice. An Aqua Notice does not reveal either the liquidity provider's order or the liquidity taker's private trading interest but instead reflects only the portion in common between the two.

Multiple liquidity takers may receive simultaneous Notices on the same underlying liquidity provider order reflecting different quantities or even different prices, depending as they do on each liquidity taker's private trading interest. An Aqua Notice does not display the liquidity provider's quantity. Rather, an Aqua Notice displays (i) the quantity that is available for the liquidity taker to trade, which is the quantity in common between liquidity provider and liquidity taker; and (ii) the pegged price at which this quantity is available. Different liquidity takers with different OMS quantities available to trade may see Notices with different quantities. Since TACT generates price offsets that are based on the liquidity taker's available size, liquidity takers with different available sizes will receive Notices that have different pegged offsets at different quantities. Notices also display the amount of time remaining to respond, or if a Notice has timed out, the Notice displays "Expired" in place of the time remaining.

A liquidity taker clicks on the Notice to submit a matching contra order. Multiple liquidity takers clicking to trade on multiple Notices are handled on a first-come, first-served basis.

Liquidity providers may group liquidity takers into subdivisions or tiers. This offers a liquidity provider the ability to show different prices to different liquidity takers, or to different groups of liquidity takers. The definitions of such tiers and the criteria for grouping a liquidity taker into one tier or another are known only to the liquidity provider.   The liquidity provider may from time to time direct Aqua to assign a liquidity taker to a particular subdivision or tier. ~~When submitting orders priced at the NBBO, or at the NBBO plus-or-minus an offset, including TACT orders, the liquidity provider may include pricing increments to be applied to specific tiers.~~

~~When a liquidity taker elects to trade with a Notice from an ILP that has opted to generate Notices only to the ILP's designated clients, the ILP serves as the liquidity taker's broker of record ("BOR"). When a liquidity taker elects to trade with a Notice from an ILP that has opted to generate Notices to all liquidity takers, l designated clients of the ILP may elect to have either the ILP or Aqua serve as BOR.   Liquidity takers that are not designated ILP clients use Aqua as BOR.~~

The BOR serves as the buyside subscriber's agency broker on trades with the ILP executed in Aqua. An ILP client (i.e., a subscriber liquidity taker) may also elect to have the ILP serve as its BOR on trades with ALPs. In both instances, when a liquidity taker clicks "Buy" or Sell", Aqua

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reserves shares in the liquidity taker's OMS in the BOR's name. Aqua then generates an automatic notification to the BOR that their client is responding to a Notice.

The BOR receives the response, passes it through its internal systems – including credit checks – and submits an order to Aqua in the BOR's name. Aqua executes the order, reports the trade to the tape, and sends a fill message(s) to the BOR. Upon receipt of the liquidity taker's fill message(s), the BOR sends a fill message(s) to Aqua to pass back to the liquidity taker's OMS, which processes the fills and releases any unfilled portion from the reserve.

A liquidity taker can reduce the quantity before submitting the Notice. In the case of a Notice resulting from TACT, the liquidity taker may receive an improved peg offset by reducing the quantity.

Some Notices resulting from TACT are also negotiable, giving the liquidity taker the opportunity to submit an improved peg offset, which in turn generates a Notice back to the initial supplier of TACT liquidity. Liquidity takers may elect to only see Notices that are priced at the midpoint.

Liquidity takers may also use the Aqua Desktop Application to provide liquidity to other subscribers using AutoMatch, which submits liquidity priced at the midpoint that is not visible to any subscriber, or using TACT, which submits liquidity priced at an offset to the NBBO that is visible only to other liquidity takers with contra private trading interest. AutoMatch orders may execute against: (i) ALP orders; (ii) ILP orders that are eligible to generate Notices to all liquidity takers; and (iii) ILP orders that generate Notices that are only shown to the ILP's designated clients, if the liquidity taker using AutoMatch is a designated client of the ILP.

A Notice may be presented to more than one liquidity taker at a time, if more than one liquidity taker's OMS indicates contra-side trading interest. If a Notice is shown to more than one potential liquidity taker, the liquidity takers may execute the order on a first-come, first-served basis.

Aqua's trades are priced using the current NBBO, as calculated and distributed by the Securities Information Processor ("SIP") data feeds. Aqua uses a Bloomberg data feed to receive this information. Aqua has determined that it is not necessary for the ATS to calculate the NBBO based on direct market data feeds. Trades executed in Aqua by liquidity takers involve an element of manual human interaction (*e.g.*, a liquidity taker clicking to accept a Notice). As a result, any potential time discrepancy between the SIP data feeds and the direct data feeds would be random and therefore immaterial.

Aqua rejects orders if the NBBO market is crossed at the time the order is received. In cases where the NBBO market is locked (where NBBO bid, mid and offer are all equal) Aqua accepts orders and operates in the regular way.

Aqua accepts short sale orders. Subscribers are required to affirm that they have previously located stock to borrow upon submitting a short sale order. Aqua permits broker dealer FIX liquidity providers to send orders marked short exempt. Pursuant to Rule 201 of Regulation SHO, Aqua will not generate a Notice for a security that is in a short sale circuit breaker unless the price of the short sale is greater than the National Best Bid. In addition, by default, all sell short orders will be executed at the midpoint or pegged to the National Best Offer.

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Subscribers are responsible for trades executed in their error. A supervisor reviews potential errors. If considered bona fide (*e.g.,* incorrect price due to a market data issue, incorrect quantity due to a system issue), the positions are moved to the Firm's error account. The Firm then handles trading out of the error to flatten its position.

Aqua has no price improvement functionality, per se, although liquidity takers may receive an improved price when clicking to execute at the far touch or at an offset to the far touch. If there is a better-priced order in the book at the time the liquidity taker's order arrives, due to a race condition or the better priced order not being displayed, the liquidity taker receives the better price. Additionally, the ISO fills that are passed to the liquidity taker on trades executed outside the NBBO (as described above in Item 7(a)(v)) are a form of price improvement.

Priority among orders is established by price, and then by the time the order is received, whether the order is submitted by a liquidity provider via FIX or submitted by a liquidity taker using the Aqua desktop software to respond to a Notice, or using AutoMatch or TACT. Once accepted, a live order cannot receive a new subsequent time-stamp. Priority within the book cannot be altered by external events such as changes to the NBBO or other reference price. There are no instances where a live order can lose priority to a later-arriving live order at the same price.

Private trading interest and Notices do not receive time-stamps and do not have priority. Liquidity takers with private trading interest on the same side of the same name receive Notices at the same time, regardless of the time at which they entered their private trading interest into their OMS or EMS.

Part III, Item 12

Anonymous liquidity providers ("ALPs") are under no formal or informal obligation to provide order flow. However, liquidity providers who submit conditional orders are expected to firm-up upon request unless precluded from doing so by a race condition. Failure to do so could result in a liquidity provider being restricted from submitting conditional orders.

Aqua expects liquidity providers to have order flow that is relatively "patient". Aqua discourages liquidity providers from frequently submitting orders and cancelling them after a short time as this behavior would create Notices that "flicker" on liquidity taker desktops without actually being available to trade. Aqua may partially exclude liquidity providers with order flow that is not patient by requiring such a liquidity provider to mark its orders "book-only" so as not to generate Notices.

Similarly, Aqua may partially exclude liquidity providers that do not consistently firm up their conditional orders upon request. Aqua reviews this behavior in response to feedback from liquidity takers and other liquidity providers. Aqua may partially exclude liquidity providers who do not consistently firm up their conditional orders by limiting them to submitting firm orders only.

Aqua currently has one ILP, Goldman Sachs, with which it has entered into a Referral, Identified Liquidity Provision and Compensation Sharing Agreement. Goldman Sachs, an Aqua subscriber, will participate as an ILP and refer its buyside clients to Aqua. Subscribers that are clients of the ILP will also be onboarded as brokerage clients of Aqua, except in cases where the client elects

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to use the ILP exclusively as its BOR. In these instances where the subscriber uses the ILP exclusively as its BOR, Goldman Sachs will act as the subscriber's broker for all purposes, including KYC, onboarding documentation, credit and Rule 15c3-5 market access controls. Clients of the ILP are subscribers of the Aqua ATS. Goldman Sachs is the only Aqua liquidity provider currently permitted to act as an ILP in Aqua.

The ILP does not have an obligation to provide continuous quotes.

At the discretion of the ILP, all orders submitted by the ILP generate Notices to and match against: (i) orders from all liquidity takers, or (ii) only orders from liquidity takers that are its designated clients. An authorized person at the ILP will designate its clients by providing a list to Aqua Operations. Clients must concur in writing with the designation. The Aqua system places each liquidity taker into a classification to indicate whether or not the liquidity taker is a client of the ILP, in order to control the Notices and matching between the ILP and its clients.

A subscriber that is a clearing customer of an ILP (an "ILP Clearing Customer") and is introduced to Aqua by the ILP may route orders directly to Aqua and have this contributed liquidity treated as contributed by the ILP itself for purposes of how it is displayed and who may interact with it. This liquidity would be visible only to clients of the ILP and would be labelled as contributed by the ILP. Orders executed by the ILP Clearing Customer would settle directly with Aqua. In such cases Aqua may share revenue collected from the ILP Clearing Customer with the ILP.

Similarly, at the discretion of the ILP, all Notices generated from the ILP's liquidity are either visible to all liquidity takers, or are visible only to liquidity takers that are designated clients of the ILP. The identity of the ILP is disclosed on the Aqua Notice.

The "Go Fish" and Notice processes described in Part III, Item 11 work the same for the ILP as other liquidity providers with the exceptions noted above: (i) orders submitted by the ILP that are meant only for the ILP's designated clients can only generate Notices to and match against orders from liquidity takers that are its designated clients and (ii) the identity of the ILP is revealed on the Notice.

When a liquidity taker that is a designated client of an ILP executes a trade with the ILP, the ILP acts as the liquidity taker's broker-of-record ("BOR") on Aqua. ~~When a liquidity taker elects to trade with a Notice from an ILP that has opted to generate Notices to all liquidity takers, designated clients of the ILP may elect to have either the ILP or Aqua as BOR.~~ Liquidity takers that are not designated ILP clients use Aqua as BOR. The BOR serves as the buyside subscribers agency broker on trades with the ILP executed in Aqua. The BOR receives a notification that its client is responding to a Notice, submits an order to Aqua and settles the ensuing trade with Aqua in its own name, while the liquidity taker settles its trade with and pays a commission to the BOR. When the ILP acts as a BOR, Aqua receives a revenue share from the BOR.

Goldman Sachs is also permitted to act as an anonymous liquidity provider ("ALP"). An ALP provides liquidity without revealing its identity to other subscribers.

Goldman Sachs shall be responsible for fixed OMS or EMS fees incurred by Aqua on behalf of Goldman Sachs' designated clients.

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When acting as a BOR, the ILP is responsible for variable EMS or OMS fees incurred in connection with trades effected on behalf of its designated clients on Aqua.

Refer to the following sections for additional detail on the ILP, ALP and BOR: Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; and Part III, Item 14, Counter-Party Selection.

Part III, Item 13(a)

Subscribers are classified as either liquidity providers or liquidity takers.

Liquidity providers are subscribers that submit orders directly to the Aqua system using the FIX protocol. Liquidity takers are subscribers that use Aqua's desktop software to: (i) view information about liquidity in the Aqua system that is relevant to them (via Notices); (ii) submit contra orders in response to information they have received about liquidity available in the Aqua system; or (iii) provide liquidity to other Aqua subscribers (via the TACT or AutoMatch features of the Aqua Desktop Application).

Only buyside subscribers or Outsourced Buyside Desks are permitted to participate as liquidity takers. A buyside subscriber must be a Qualified Institutional Buyer. Buyside subscribers typically use vendor OMS or EMS solutions for entering their private trading interest.

The majority of liquidity providers are broker-dealers although both brokers and buyside subscribers may be liquidity providers.

Aqua monitors the rate at which buyside subscribers respond to Aqua Notices. Aqua considers two measures to evaluate response rates: (i) response rate as a percentage of notices received; and (ii) response rate as a percentage of distinct symbols for which notices were received. Aqua generates a monthly report summarizing liquidity taker responses as "standard" or "low" based on one-month and four-month response rate averages. Subscribers may qualify as "standard" based on either one-month or four-month calculations. A subscriber qualifying as "standard" based on a single month calculation must continue to meet the standard each successive month to continue to qualify as standard. A subscriber qualifying as "standard" based on four months of data will remain in the standard category unless the subscriber no longer qualifies based on a subsequent four-month calculation.

The monthly report is for internal use only and is not distributed to subscribers or external parties. There is no mechanism for subscribers to override their classification or request to be promoted to a different segmentation.

New subscribers are initially placed in the "standard" category.

Liquidity providers are given the option to restrict the display of Notices generated by their orders to buyside subscribers on the "standard" list.

Liquidity providers may group liquidity takers into subdivisions or tiers. This offers the liquidity provider the ability to show different prices to different liquidity takers, or to different groups of liquidity takers. The definitions of such tiers and the criteria for grouping a liquidity taker into one tier or another are known only to the liquidity provider. The liquidity provider may from

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time to time direct Aqua to assign a liquidity taker to a particular subdivision or tier. ~~When submitting orders priced at the NBBO, or at the NBBO plus-or-minus an offset, including TACT orders, a liquidity provider may include pricing increments to be applied to specific tiers.~~

Part III, Item 16

Routing outside the ATS occurs in connection with intermarket sweep orders (ISOs) and with clean-up orders. When the liquidity taker clicks on a Notice to trade outside the NBBO, they are affirmatively agreeing to the routing of ISOs in compliance with Reg NMS.

Upon matching of two orders at a price outside the NBBO, Aqua submits an order to the NASDAQ routing broker on behalf of the liquidity taker to cause intermarket sweep orders to be routed in compliance with Rule 611(b)(6) to execute against all protected, better-priced quotations in the market. Aqua passes on the executions resulting from such order to the liquidity taker and then executes the balance of the liquidity taker's order against the liquidity provider's order, reports the trade to the FINRA/Nasdaq TRF and sends execution messages to the buyer and seller.

All material terms of the trade must be finally agreed upon at the time the ISOs are routed, subject only to adjusting the trade size to reflect any ISO fills, if applicable. These orders will be designated as Immediate-or-Cancel orders (IOCs) and will not post on NASDAQ after sweeping the market. All remaining shares will be cancelled back to Aqua.

Depending on the negotiated price, the cross trade will be reduced by any ISO fills received by Aqua. If the negotiated price is higher than the protected offers, the buyer will receive the benefit of the ISO executions. If the negotiated price is below the protected bids, the seller will receive the benefit of the ISO executions.

With clean-up orders, a Buyside or OBD subscriber may choose to fill leftover shares by sending an order to external displayed and non-displayed venues using a third-party broker's SOR.

Part III, Item 22

CF&Co~~.~~, a ~~and Goldman Sachs, both~~ broker-dealer~~s~~ registered with the SEC and FINRA, is a~~are~~ clearing member~~s~~ of both NSCC and DTC. CF&Co. ~~or Goldman Sachs~~ acts as Aqua's clearing broker on trades where Aqua ~~trades~~is the Broker of Record ("BOR"). Subscribers make their own clearing arrangements. Subscribers, or liquidity takers who are designated clients of the identified liquidity provider ("ILP") Goldman Sachs & Co. LLC ("GSCO") must use GSCO as the BOR ~~When the ILP acts as broker of record ("BOR"), the BOR is responsible~~ for clearance and settlement of the liquidity taker's trade with ILP. Designated clients of the ILP GSCO may elect to use either GSCO or Aqua as BOR for executions with anonymous liquidity providers ("ALPs") (i.e., a liquidity provider that is not GSCO).

Subscribers that submit firm orders to Aqua are obliged to honor and settle any trades matched by the Aqua system. When a match occurs, Aqua reports a single trade to the FINRA/Nasdaq TRF for dissemination to the tape. Aqua transmits separate execution messages to the buyer

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and seller, notifying each side of the trade details for settlement purposes, with Aqua as counterparty to separate offsetting trades with the buyer and seller.

Trades with broker-dealer counterparties are submitted to NSCC's Continuous Net Settlement (CNS) system via the FINRA/Nasdaq TRF. Some broker-dealer subscribers have executed an NSCC Qualified Special Representative (QSR) agreement, which authorizes Aqua to submit locked-in trades for clearing to NSCC on their behalf. Broker subscribers that have not executed QSR agreements must submit to CNS on their own behalf.

Buyside subscribers communicate detailed sub-account trade allocations by the end of the day typically using DTCC's Oasys system. Aqua's Operations/Integration team verifies these details and updates the information with the ~~applicable~~ clearing broker ~~(CF&Co. or Goldman Sachs)~~.

Aqua provides subscribers with standing delivery instructions to provide to DTC that identifies the counterparty on their Aqua trades, MPID AQUA, as executing broker and ~~either~~ CF&Co. ~~or Goldman Sachs~~ as the clearing member. Clients typically use the DTC Alert service to communicate their own updated delivery instructions to Aqua and the clearing broker, either CF&Co. or Goldman Sachs.